The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated October 19, 2021

Pricing supplement
To prospectus dated April 8, 2020,
prospectus supplement dated April 8, 2020,
product supplement no. 4-II dated November 4, 2020 and

underlying supplement no. 11-I dated October 19, 2021

Registration Statement Nos. 333-236659 and 333-236659-01 Dated October , 2021 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Return Notes Linked to the J.P. Morgan QUEST Cyber Security Index due November 3, 2022 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek exposure to the performance of the J.P. Morgan QUEST Cyber Security Index, as reduced by the Index Adjustment Factor. Investors should be willing to forgo interest and dividend payments and, if the Index declines from the Index Strike Level or if the Ending Index Level does not exceed the Index Strike Level by at least approximately 0.80645%, be willing to lose some or all of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Index:	The J.P. Morgan QUEST Cyber Security Index (Bloomberg ticker: JPNLPCYB <Index>)
Payment at Maturity:	Payment at maturity will reflect the performance of the Index, subject to the Index Adjustment Factor. Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows:
$1,000 × (1 + Index Return) × Index Adjustment Factor
Because the Index Adjustment Factor is 99.20%, you will lose some or all of your principal amount at maturity if the Index Return is less than a positive return of approximately 0.80645%. For more information on how the Index Adjustment Factor can affect your payment at maturity, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” in this pricing supplement.
Index Return:	(Ending Index Level – Index Strike Level)
Index Strike Level
Index Adjustment Factor:	99.20%
Index Strike Level:	The closing level of the Index on the Strike Date, which was 106.02. The Index Strike Level is not the closing level of the Index on the Pricing Date.
Ending Index Level:	The arithmetic average of the closing levels of the Index on the Ending Averaging Dates
Strike Date:	October 18, 2021
Pricing Date:	On or about October 20, 2021
Original Issue Date (Settlement Date):†	On or about October 25, 2021
Ending Averaging Dates:†	October 25, 2022, October 26, 2022, October 27, 2022, October 28, 2022 and October 31, 2022
Maturity Date:†	November 3, 2022
CUSIP:	48129KBL3
†	Subject to postponement in the event of certain market disruption events and as described under “Supplemental Terms of the Notes — Postponement of a Determination Date — Notes Linked Solely to an Index” in the accompanying underlying supplement and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement, “Risk Factors” beginning on page US-3 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $7.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $988.30 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $978.30 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement, relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement, the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021467/crt_dp139322-424b2.pdf
•	Underlying supplement no. 11-I dated October 19, 2021: http://www.sec.gov/Archives/edgar/data/19617/000182912621012184/jpm_424b2.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

JPMorgan Structured Investments —	PS-1
Return Notes Linked to the J.P. Morgan QUEST Cyber Security Index

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return at maturity or payment at maturity for each $1,000 principal amount note. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Index Strike Level of 100 and reflects the Index Adjustment Factor of 99.20%. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

The hypothetical Index Strike Level of 100.00 has been chosen for illustrative purposes only and does not represent the actual Index Strike Level. The actual Index Strike Level is the closing level of the Index on the Strike Date and is specified under “Key Terms — Index Strike Level” in this pricing supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “Hypothetical Back-Tested Data and Historical Information” in this pricing supplement.

Ending Index Level	Index Return	Total Return
180.00000	80.00000%	78.56000%
165.00000	65.00000%	63.68000%
150.00000	50.00000%	48.80000%
140.00000	40.00000%	38.88000%
130.00000	30.00000%	28.96000%
120.00000	20.00000%	19.04000%
110.00000	10.00000%	9.12000%
105.00000	5.00000%	4.16000%
100.80645	0.80645%	0.00000%
100.50000	0.50000%	-0.30400%
100.00000	0.00000%	-0.80000%
99.99000	-0.01000%	-0.80992%
90.00000	-10.00000%	-10.72000%
80.00000	-20.00000%	-20.64000%
70.00000	-30.00000%	-30.56000%
60.00000	-40.00000%	-40.48000%
50.00000	-50.00000%	-50.40000%
40.00000	-60.00000%	-60.32000%
30.00000	-70.00000%	-70.24000%
20.00000	-80.00000%	-80.16000%
10.00000	-90.00000%	-90.08000%
0.00000	-100.00000%	-100.00000%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Index Strike Level of 100 to an Ending Index Level of 105. Because the Ending Index Level of 105 is greater than the Index Strike Level of 100 and the Index Return is 5%, the investor receives a payment at maturity of $1,041.60 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 + 5%) × 99.20% = $1,041.60

Example 2: The level of the Index increases from the Index Strike Level of 100 to an Ending Index Level of 100.50. Although the Ending Index Level of 100.50 is greater than the Index Strike Level of 100 and the Index Return is 0.50%, because of the negative effect of the Index Adjustment Factor, the investor receives a payment at maturity of $996.96, calculated as follows:

$1,000 × (1 + 0.50%) × 99.20% = $996.96

Example 3: The level of the Index decreases from the Index Strike Level of 100 to an Ending Index Level of 80. Because the Ending Index Level of 80 is less than the Index Strike Level of 100 and the Index Return is -20%, the investor receives a payment at maturity of $793.60 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 + -20%) × 99.20% = $793.60

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the

JPMorgan Structured Investments —	PS-2
Return Notes Linked to the J.P. Morgan QUEST Cyber Security Index

secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-3
Return Notes Linked to the J.P. Morgan QUEST Cyber Security Index

The J.P. Morgan QUEST Cyber Security Index

The J.P. Morgan QUEST Cyber Security Index (the “Index”) was developed and is maintained by J.P. Morgan Securities plc (“JPMS plc” or the “Index Sponsor”). Solactive AG is currently the calculation agent of the Index (the “Index Calculation Agent”). The Index has been calculated on a “live” basis (i.e., using real-time data) since October 8, 2021. The Index is reported by Bloomberg L.P. under the ticker symbol “JPNLPCYB Index.”

The Index attempts to provide exposure to large-, mid- and small-capitalization companies in developed markets that may have ties to the cyber security industry. The composition of the Index is determined in part based on the application of a natural-language algorithmic analysis of news articles and press releases (each, a “news item”) performed by RavenPack International S.L. (“RavenPack”), a data analytics provider, with results made available through RavenPack databases accessible by the determination agent of the Index constituents (the “Constituent Determination Agent”), which is currently JPMS plc. In connection with each quarterly rebalance, the Constituent Determination Agent consults the RavenPack databases to determine the number of included news items for each month over the preceding 24 months that are relevant to each potential Index constituent, counting only the first news item relating to a given event for a given potential Index constituent over each 24-hour period. The Constituent Determination Agent then determines, for each potential Index constituent, the average monthly percentage of those news items (as defined under “The J.P. Morgan QUEST Cyber Security Index” in the accompanying underlying supplement, the “Theme Relevant Score”) that use one or more words related to the cyber security industry, including cyber security, firewalls, malware protection, antivirus software, cyber-defense and other similar terms, provided that references to the terms “cyber security” or “cybersecurity” are disregarded if found within the same paragraph as the term “forward-looking statements.” The Index then seeks to track the potential Index constituents with a Theme Relevant Score that exceeds a specified threshold and that meet the other eligibility criteria of the Index, with weights determined using an optimization model. Subject to liquidity and size constraints, a higher Theme Relevant Score will generally result in a higher weight and a lower Theme Relevant Score will generally result in a lower weight.

No assurance can be given that this methodology for identifying companies that may have ties to the cyber security industry will be successful. See “Risk Factors” in this pricing supplement for additional information.

RavenPack’s natural-language algorithm seeks to identify companies and events mentioned in news items and to identify the roles played by those companies in those events. The algorithm also assigns scores to those companies or events across a variety of metrics, including relevance and novelty:

•	Relevance. The relevance score for an entity associated with a news item is an integer score between 0 and 100 that indicates how strongly related the mention of that entity is to the events included in that news item, with higher relevance scores indicating greater relevance. A relevance score of 0 means the entity was passively mentioned while a relevance score of 100 means the entity was prominent in the news story.

The relevance of an entity in a news item is based on criteria established by RavenPack, including where the entity is first mentioned within the news item, how frequently it is mentioned, its role in the events of the news item and the number of entities mentioned in the news item. An entity will be assigned a relevance score of 100 only if it is found to be playing a key role in the first event detected in the headline of a story. Usually, a relevance score of at least 90 indicates that the entity is referenced in the main title or headline of the news item, while lower relevance scores indicate references further in the story body. If an entity is identified only in a “source” role, then it is given a relevance score of 10. A source may be a publisher, data provider or firm that authored, originated or is referenced in the story.

Only news items with a relevance score of 70 or greater for the relevant entity are considered for purposes of determining the Theme Relevant Score of a potential Index constituent.

•	Novelty. The novelty score of an event associated with a news item is a score between 0.00000 and 365.00000 that indicates how many calendar days have passed since a similar event was detected in an earlier news item. A value of 365.00000 means that the most recent news item with a similar event has a timestamp that is at least 365 days before the timestamp of the current news item. A value of 1.00000 means that the most recent news item with a similar event has a timestamp that is 24 hours before the timestamp of the current news item.

Only news items with a novelty score of 1.00000 or greater for the relevant entity are considered for purposes of determining the Theme Relevant Score of a potential Index constituent.

On any given day, the closing level of the Index (the “Index Level”) reflects the weighted performance of the Index constituents (without adjustment for dividends), converted into U.S. dollars. The Index Level was set equal to 100.00 on September 30, 2021, the base date of the Index.

No assurance can be given that the investment strategy used to construct the Index will achieve its intended results or that the Index will be successful or will outperform any alternative index or strategy that might reference the RavenPack databases or the Index constituents.

The Index is described as a “notional” or “synthetic” portfolio of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Index merely

JPMorgan Structured Investments —	PS-4
Return Notes Linked to the J.P. Morgan QUEST Cyber Security Index

references certain assets, the performance of which will be used as a reference point for calculating the Index Level.

See “The J.P. Morgan QUEST Cyber Security Index” in the accompanying underlying supplement for additional information about the Index.

Selected Purchase Considerations

•	INVESTMENT EXPOSURE TO THE PERFORMANCE OF THE J.P. MORGAN QUEST CYBER SECURITY INDEX — The notes provide exposure to the performance of the Index, as reduced by the Index Adjustment Factor. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

RETURN LINKED TO THE J.P. MORGAN QUEST CYBER SECURITY INDEX — The Index attempts to provide exposure to large-, mid- and small-capitalization companies in developed markets that may have ties to the cyber security industry. For additional information about the J.P. Morgan QUEST Cyber Security Index, see the information set forth under “The J.P. Morgan QUEST Cyber Security Index” in the accompanying underlying supplement.

•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-II. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.
Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.
As discussed in the accompanying product supplement, Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each of the U.S. equities, an “Underlying Security”). Section 871(m) provides certain exceptions to this withholding regime, but we do not believe any of them applies.
Section 871(m) generally applies to notes that substantially replicate the economic performance of one or more Underlying Securities, as determined upon issuance, based on tests set forth in the applicable Treasury regulations. We intend to treat the notes as subject to Section 871(m) with respect to the Index. Under the applicable Treasury regulations, the dividend equivalent amount is calculated using a formula that is based on the actual dividends paid with respect to the Underlying Securities, even if these dividends are not reflected in determining any payment on the note. We will not be required to pay any additional amounts in respect of amounts withheld under Section 871(m). Upon request, we are required to provide further information relevant to the application of Section 871(m) to the notes, including a schedule of the dividend equivalent amounts and associated withholding. Under the applicable Treasury regulations, dividends with respect to the Underlying Securities may be treated as paid at the end of the applicable calendar quarter, and we intend to do so. You may submit any such request for information to your custodian.

Our determinations (including with respect to the dividend equivalent amount) are generally binding on you, but are not binding on the IRS, and the IRS may disagree with our determinations. Section 871(m) is complex and

JPMorgan Structured Investments —	PS-5
Return Notes Linked to the J.P. Morgan QUEST Cyber Security Index

its application may depend on your particular circumstances. You should consult your tax adviser regarding the application of Section 871(m) to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities underlying the Index (the “Constituents”), or any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to, any of the foregoing. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement, product supplement and underlying supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your principal. The amount payable at maturity, if any, will reflect the performance of the Index, subject to a reduction by the Index Adjustment Factor. Because the Index Adjustment Factor reduces the Index Return, if the Ending Index Level does not exceed the Index Strike Level by at least approximately 0.80645%, you will lose some or all of your principal amount at maturity.
•	THE INDEX ADJUSTMENT FACTOR WILL DIMINISH ANY INCREASE IN THE VALUE OF THE INDEX AND MAGNIFY ANY DECLINE IN THE VALUE OF THE INDEX — If the Index Return is negative or is less than a positive return of approximately 0.80645%, at maturity, you will lose some or all of your principal amount. In addition, the Index Adjustment Factor will diminish any increase in the value of the Index and magnify any decline in the value of the Index. For each 1% that the Ending Index Level is greater than the Index Strike Level, the return on your principal amount will increase by less than 1%. In addition, for each 1% that the Ending Index Level is less than the Index Strike Level, you will lose more than 1% of your principal amount, provided that the payment at maturity will not be less than zero.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of Constituents would have.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, the estimated value of the notes will be provided in the pricing supplement and may be as low as the minimum for the estimated value of the notes set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimum for the estimated value of the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could

JPMorgan Structured Investments —	PS-6
Return Notes Linked to the J.P. Morgan QUEST Cyber Security Index

adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks. See also “ — Risks Relating to the Index — JPMS plc, the Index Sponsor, the Constituent Determination Agent and the Disruption Determination Agent, and Solactive, the Index Calculation Agent, May Adjust the Index in a Way that Affects Its Level” below.

•	JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES, AND MAY DO SO IN THE FUTURE — Any research, opinions or recommendations could affect the market value of the notes. Investors should undertake their own independent investigation of the merits of investing in the notes and the Index and the Constituents.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

JPMorgan Structured Investments —	PS-7
Return Notes Linked to the J.P. Morgan QUEST Cyber Security Index

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rates on the Constituents;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Risks Relating to the Index

•	JPMS PLC, THE INDEX SPONSOR, THE CONSTITUENT DETERMINATION AGENT AND THE DISRUPTION DETERMINATION AGENT (AS DEFINED BELOW), AND SOLACTIVE, THE INDEX CALCULATION AGENT, MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL — JPMS plc, one of our affiliates, currently acts as the Index Sponsor, the Constituent Determination Agent and the determination agent of disruption events (the “Disruption Determination Agent”) and is responsible for maintaining the Index and developing the guidelines and policies governing its composition and calculation. Solactive currently acts as the Index Calculation Agent and is responsible for calculating the Index and determining any adjustments upon the occurrence of corporation actions or other corporate events. In performing these duties, JPMS plc and Solactive may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMS plc, as the Index Sponsor, the Constituent Determination Agent and the Disruption Determination Agent, and Solactive, as the Index Calculation Agent, are entitled to exercise discretion. The rules governing the Index may be amended at any time by the Index Sponsor, in its sole discretion. The rules also permit the use of discretion by the Index Sponsor, the Index Calculation Agent, the Constituent Determination Agent and the Disruption Determination Agent in relation to the Index in specific instances, including, but not limited to, the determination of whether to make an adjustment upon the occurrence of a corporation action or other corporate event and any adjustment to be made; whether to replace the Base Reference Index (as defined under “The J.P. Morgan QUEST Cyber Security Index” in the accompanying underlying supplement) with a substitute or successor upon the occurrence of certain events affecting the Base Reference Index and the selection of any substitute or successor; whether a market disruption has occurred; and the interpretation of the rules governing the Index. Although JPMS plc, acting as the Index Sponsor, the Constituent Determination Agent and the Disruption Determination Agent, and Solactive, acting as the Index Calculation Agent, will make all determinations and take all action in relation to the Index acting in good faith, it should be noted that JPMS plc and Solactive may have interests adverse to the interests of the holders of the notes and the policies and judgments for which JPMS plc or Solactive is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes.

Although judgments, policies and determinations concerning the Index are made by JPMS plc, JPMorgan Chase & Co. ultimately controls JPMS plc. JPMS plc has no obligation to consider your interests in taking any actions that might affect the value of your notes. Furthermore, the inclusion of any Constituent in the Index is not an investment recommendation by us or JPMS plc of that Constituent. See “The J.P. Morgan QUEST Cyber Security Index” in the accompanying underlying supplement.

•	THE INDEX MAY NOT BE SUCCESSFUL OR OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT BE EMPLOYED IN RESPECT OF THE RAVENPACK DATABASES OR THE CONSTITUENTS — The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of the RavenPack databases or the Constituents.
•	THE METHODOLOGY USED BY THE INDEX TO IDENTIFY COMPANIES THAT MAY HAVE TIES TO THE CYBER SECURITY INDUSTRY AND TO WEIGHT THE CONSTITUENTS MAY BE UNSUCCESSFUL — The composition of the Index is determined in part based on the application of a natural-language algorithmic analysis of news items performed by RavenPack, with results made available through RavenPack databases accessible by the Constituent Determination Agent. In connection with each quarterly rebalance, the Constituent Determination Agent consults the RavenPack databases to determine the number of included news items for each month over the preceding 24 months that are relevant to each potential Constituent, counting only the first news item relating to a given event for a given potential Constituent over each 24-hour period.

JPMorgan Structured Investments —	PS-8
Return Notes Linked to the J.P. Morgan QUEST Cyber Security Index

This methodology relies on RavenPack’s natural-language algorithm to identify companies and events mentioned in news items and to identify the roles played by those companies in those events.

Natural language algorithms tend to significantly underperform humans in understanding the meaning of text. For example, natural language algorithms may misunderstand the meaning of text due to a failure to identify the correct meaning of a word in context, a failure to identify the correct scope of qualifiers, a lack of common knowledge, an inability to draw inferences from open-ended statements or an inability to recognize sarcasm, irony or other tones, intentions or emotions. The methodology used to determine whether a news item is sufficiently relevant or novel to be considered for purposes of determining the Theme Relevant Scores may fail to include highly relevant news items or may include irrelevant news items, perhaps with a high rate of error. The algorithm does not learn from news items it processes or adapt to its environment and, as a static algorithm that will not be updated over time for purposes of the Index, will continue to use the same mathematical rules to process news items, even as news develops over time or as RavenPack creates newer versions of the algorithm. In addition, any news items considered for purposes of determining the Theme Relevant Scores may include material inaccuracies, and the RavenPack databases may not have access to all news items that could potentially be relevant. In addition, the use of a 24-month lookback period could cause companies that no longer have ties to the cyber security industry to be included and could cause companies that have only recent ties to the cyber security industry not to be included.

The Constituent Determination Agent determines the Theme Relevant Score for each potential Constituent based on the percentage of relevant news items that use one or more words related to the cyber security industry, including cyber security, firewalls, malware protection, antivirus software, cyber-defense and other similar terms, provided that references to the terms “cyber security” or “cybersecurity” are disregarded if found within the same paragraph as the term “forward-looking statements.” This step of the methodology is a simple text search and does not make use of RavenPack’s natural language algorithm to attempt to determine context or relevance to the relevant entity. The search terms are not comprehensive and may be under-inclusive in some respects, leading to relevant news items being excluded, and overly broad in other respects, leading to irrelevant news items being included. The search terms will not be updated over time in response to industry changes or otherwise. No assurance can be given that this methodology for identifying companies that may have ties to the cyber security industry will be successful. Some, perhaps many, of the Constituents might have no ties to cyber security, and a significant number of companies that do have ties to the cyber security industry might be excluded from the Index. The listing, size, liquidity, data availability and other eligibility criteria could also exclude companies with strong ties to the cyber security industry.

Subject to liquidity and size constraints, a higher Theme Relevant Score will generally result in a higher weight and a lower Theme Relevant Score will generally result in a lower weight. A higher Theme Relevant Score may not be indicative of closer ties to the cyber security industry, and no assurance can be given that Constituents with higher Theme Relevant Scores will outperform Constituents with lower Theme Relevant Scores.

No assurance can be given that the methodology used by the Index to identify companies that may have ties to the cyber security industry and to weight the Constituents will be successful or that it will outperform any alternative strategy.

•	THE INDEX IS SUBJECT TO RISKS ASSOCIATED WITH CYBER SECURITY COMPANIES — Cyber security companies may have limited product lines, markets, financial resources or personnel. These companies typically face intense competition and potentially rapid product obsolescence due to rapid technological developments, frequent new product introduction, competition for the services of qualified personnel and competition from competitors with lower production costs. Cyber security companies may be negatively affected by the decline or fluctuation of subscription renewal rates for their products and services, which may have an adverse effect on profit margins. Cyber security companies may also be adversely impacted by government regulations and may be subject to additional regulatory oversight with regard to privacy concerns and cyber security risk. Cyber security companies are also heavily dependent on intellectual property and patent rights. The loss or impairment of these rights may adversely affect the profitability of these companies. Cyber security companies tend to be more volatile than companies that do not rely heavily on technology. Cyber security companies may also be the target of cyberattacks, which, if successful, could significantly and permanently damage a company’s reputation, financial condition and ability to conduct business in the future. The customers and/or suppliers of cyber security companies may be concentrated in a particular country, industry or region. Any adverse event affecting one of these countries, regions or industries could have a negative impact on cyber security companies.
•	INDUSTRY SECTOR CONCENTRATION RISKS MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — Because the Index’s exposure will likely be concentrated in a limited number of industry sectors at any time, you will not benefit, with respect to an investment in notes linked to the Index, from the advantages of a diversified investment, and you will bear the risks of a concentrated investment, including the risk of greater volatility than may be experienced in connection with a diversified investment. You should be aware that other investments may be more diversified than the notes in terms of the number and variety of industry sectors. The Index is currently primarily concentrated in the information technology and industrial sectors. The exposure of the Index to industry sectors may vary over time.

Market or economic factors impacting information technology companies and companies that rely heavily on technological advances could have a major effect on the value of those companies. The value of stocks of

JPMorgan Structured Investments —	PS-9
Return Notes Linked to the J.P. Morgan QUEST Cyber Security Index

information technology companies and companies that rely heavily on technology is particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of information technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Information technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the information technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel. These factors could affect the information technology sector and could affect the level of the Index and the value of your notes.

Industrial companies are affected by supply and demand both for their specific product or service and for industrial sector products in general. Aerospace and defense companies, a component of the industrial sector, can be significantly affected by government spending policies because companies involved in this industry rely, to a significant extent, on U.S. and foreign government demand for their products and services. Thus, the financial condition of, and investor interest in, aerospace and defense companies are heavily influenced by governmental defense spending policies, which are typically under pressure from efforts to control the U.S. and other government budgets. These factors could affect the industrial sector and could affect the level of the Index and the value of your notes.

•	HYPOTHETICAL BACK-TESTED DATA RELATING TO THE INDEX DO NOT REPRESENT ACTUAL HISTORICAL DATA AND ARE SUBJECT TO INHERENT LIMITATIONS — The hypothetical back-tested performance of the Index set forth under “Hypothetical Back-Tested Data and Historical Information” in this pricing supplement is purely theoretical and does not represent the actual historical performance of the Index and has not been verified by an independent third party. Hypothetical back-tested performance measures have inherent limitations. Hypothetical back-tested performance is derived by means of the retroactive application of a back-tested model that has been designed with the benefit of hindsight. Alternative modelling techniques might produce significantly different results and may prove to be more appropriate. Past performance, and especially hypothetical back-tested performance, is not indicative of future results. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information.
•	THE INDEX METHODOLOGY MAY BE MODIFIED UPON THE OCCURRENCE OF CERTAIN EXTRAORDINARY EVENTS — As described under “The J.P. Morgan QUEST Cyber Security Index — Extraordinary Events” in the accompanying underlying supplement, certain extraordinary events may affect the ability of the Index Sponsor, the Index Calculation Agent, the Constituent Determination Agent and the Disruption Determination Agent to reference data sources including the RavenPack databases, the optimization software, the Base Reference Index and other sources referenced by the Index. As described in the Rules, upon the occurrence of any of those extraordinary events, if practicable, a successor or replacement may be identified and the Rules will be amended accordingly, provided that the Index Sponsor may, in its discretion, at any time and without notice, terminate the calculation or publication of the Index, including, without limitation, subsequent to the occurrence of an extraordinary event. The Index Sponsor is under no obligation to continue the calculation and publication of the Index.
•	OTHER KEY RISKS:
•	THE INDEX, WHICH WAS ESTABLISHED ON OCTOBER 8, 2021, HAS A LIMITED OPERATING HISTORY AND MAY PERFORM IN UNANTICIPATED WAYS.
•	THE INDEX COMPRISES NOTIONAL ASSETS AND LIABILITIES. THERE IS NO ACTUAL PORTFOLIO OF ASSETS TO WHICH ANY PERSON IS ENTITLED OR IN WHICH ANY PERSON HAS ANY OWNERSHIP INTEREST.
•	THE INDEX IS SUBJECT TO RISKS ASSOCIATED WITH MID- AND SMALL-CAPITALIZATION STOCKS.
•	THE INDEX IS SUBJECT TO RISKS ASSOCIATED WITH NON-U.S. SECURITIES MARKETS.
•	THE INDEX IS SUBJECT TO CURRENCY EXCHANGE RISK.

Please refer to the “Risk Factors” section of the accompanying underlying supplement for more details regarding the above-listed and other risks.

JPMorgan Structured Investments —	PS-10
Return Notes Linked to the J.P. Morgan QUEST Cyber Security Index

Hypothetical Back-Tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested weekly closing levels of the Index from January 1, 2016 through October 1, 2021, and the historical performance of the Index based on the weekly historical closing levels of the Index from October 8, 2021 through October 15, 2021. The Index was established on October 8, 2021, as represented by the vertical line in the following graph. All data to the left of that vertical line reflect hypothetical back-tested performance of the Index. All data to the right of that vertical line reflect actual historical performance of the Index. The closing level of the Index on October 18, 2021 was 106.02. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The data for the hypothetical back-tested performance of the Index set forth in the following graph are purely theoretical and do not represent the actual historical performance of the Index. See “Selected Risk Considerations — Risks Relating to the Index — Hypothetical Back-Tested Data Relating to the Index Do Not Represent Actual Historical Data and Are Subject to Inherent Limitations” above.

The hypothetical back-tested and historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any Ending Averaging Date. There can be no assurance that the performance of the Index will result in a payment at maturity in excess of your principal amount.

The hypothetical back-tested closing levels of the Index have inherent limitations and have not been verified by an independent third party. These hypothetical back-tested closing levels are determined by means of a retroactive application of a back-tested model designed with the benefit of hindsight. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown. Alternative modeling techniques or assumptions would produce different hypothetical back-tested closing levels of the Index that might prove to be more appropriate and that might differ significantly from the hypothetical back-tested closing levels of the Index set forth above.

JPMorgan Structured Investments —	PS-11
Return Notes Linked to the J.P. Morgan QUEST Cyber Security Index

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “The J.P. Morgan QUEST Cyber Security Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

JPMorgan Structured Investments —	PS-12
Return Notes Linked to the J.P. Morgan QUEST Cyber Security Index

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

JPMorgan Structured Investments —	PS-13
Return Notes Linked to the J.P. Morgan QUEST Cyber Security Index